May 17, 2005



Mail Stop 3-8

By Facsimile and U.S. Mail

Mr. Ronald Elliot
Chief Executive Officer
Excelligence Learning Corp
2 Lower Ragsdale Drive
Monterey, CA 93940


Re:	Form 10-K for the year ended December 31, 2004
	Filed March 16, 2005
	File No.  0-32613

Dear Mr. Elliot:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 1. Business

General

1. Your retail business sells various numerous educational products through multiple distribution channels. Please disclose the amount or percentage of total revenue contributed by any class of similar products that accounted for 10% or more of total revenues in each of the three years ended December 30, 2004. Refer to Item
101(c)(1)(i)
of S-K.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 20

1. Your existing discussions of revenue comparisons generally indicate that revenues improved from new product offerings and improved sales and marketing strategies. We believe your disclosures of revenue comparisons could be enhanced by a discussion that includes the impact of pricing in tandem with a discussion of volume.
For example, if increased volumes were partially offset by sales of lower priced goods, such analysis should be included to the extent material. Please revise in future filings your discussions of revenue comparisons accordingly.

2. You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate that overall growth in the Early Childhood segment was achieved through new product offerings, new customer solicitation and improved sales and marketing strategies. While this information is helpful, also quantify the extent to which income was affected by each of these reasons. In future filings, whenever possible, please quantify all line item changes with more than one business reason.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

(b) Inventories, page F-7

3. We note you source a significant number of your products overseas.
Please advise and in future filings expand the notes to your financial statements to indicate if you record your inventory when received or when it is shipped.

(i) Equity-Based Compensation, page F-9

4. Your basic and diluted-as reported EPS is disclosed as $0.10 and does not agree with the amount reported on the face of your statements of operations. Please revise in future filings or advise.

5. You disclose on page F-18 that your options outstanding were
995
thousand as of December 31, 2004 and 1,147 thousand as of December 31, 2003 and that a certain number of such shares are anti-dilutive.
You indicate that the number of shares you use to calculate basic and diluted EPS is the same. Please help us understand why you have not included any common stock equivalents when calculating your diluted
EPS. In this regard, please reconcile the number of options outstanding to those that have been deemed anti-dilutive.

Note 13. Employee Benefits, page F-17

6. We note that you have recorded deferred compensation on your consolidated balance sheets and amortize a portion of such amounts to your statements of operations. Please tell us and disclose in future filing who received these awards, provide a description of the awards granted, and indicate the vesting period and any contingencies to be satisfied prior to issuance of such securities.

 	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337.
In his absence, direct your questions to Donna Di Silvio at (202) 551-3202. Any other questions may be directed to me at (202) 551-3841.


Sincerely,



						Michael Moran
						Accounting Branch Chief



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Excelligence Learning Corp
May 17, 2005
Page 1